DOC RE. EMPLOYEE STOCK OPTION PROGRAM

TDC HAS DECIDED TO GRANT OPTIONS FOR PURCHASE OF SHARES IN TDC A/S TO EMPLOYEES IN 100% OWNED INTERNATIONAL SUBSIDIARIES. THE DECISION FOLLOWS THE EMPLOYEE SHARE PROGRAM FOR TDC'S DOMESTIC EMPLOYEES ANNOUNCED NOVEMBER 4, 2003.

Approximately 5,000 employees will be included in the stock option program. These are divided into approx. 505 managers and approx. 4437 other employees.

Each employee will be offered options, which give the right to purchase 90 shares in TDC A/S with a strike price of DKK 78 per share. Employees in USA will, due to the time of taxation, be offered options, which give the right to purchase 113 shares in TDC A/S with a strike price of DKK 108 per share.

The options can be exercised in five years time, if the employee until then has been continuously employed in one of the 100% owned subsidiaries or in a company, where TDC A/S has control. The options are expected to be granted before the end of 2004.

The total underlying number of shares in the option program will be about 450,000 shares with an option value of about DKK 43m. The calculation is based on the Black-Scholes formula for valuing options and Average Price All Trades on the Copenhagen Stock exchange October 29, 2004 at 17.00.



For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com